UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Earliest Event Reported**: July 19, 2007**

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Idaho	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1100 East Lakeshore Drive, Suite 301 Coeur d'Alene, ID	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

n/a
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. **Entry into a Material Definitive Agreement**

ITEM 2.01 **Completion of Acquisition of Disposition of Assets**

ITEM 3.02 **Unregistered Sales of Equity Securities**

On July 19, 2007, Timberline Resources Corporation ("TBLC") closed the purchase of certain mining claims (and related assets) located in Silver Bow County, Montana, known as the Butte Highlands Gold Project (the "Assets") from Butte Highlands Mining Company, a publicly held, Delaware corporation, (the "Seller"). The purchase was evidenced by the parties executing, on that date, an Assignment and Assumption Agreement ("July 19, 2007 Agreement"). Pursuant to the July 19, 2007 Agreement, the Seller transferred to TBLC the Assets and TBLC agreed to assume and discharge, and indemnify and hold the Seller harmless against all debts, claims, liabilities and obligations under any lease or other agreement relating directly to the Assets. The terms of the purchase were governed by an Asset Purchase Agreement entered into between the parties as of May 17, 2007, as reported by and included in TBLC's Current Report on Form 8K filed on May 25, 2007 and incorporated by reference hereto. The Assets include eight patented claims and eight unpatented claims located in Silver Bow County, Montana, known as the Butte Highlands Gold Project and certain related water rights and all papers, documents and instruments in the Seller's possession, custody or control relating or pertaining to the mining claims and water rights.

The consideration paid by TBLC was $621,000, consisting of $405,000 in cash and $216,000 in restricted common stock of TBLC (108,000 shares issued to the Seller) (the "Purchase Shares"). There are certain limited registration rights attached to the Purchase Shares.

The above described executed Assignment and Assumption Agreement is attached hereto and incorporated by reference as Exhibit 10.1.

ITEM 8.01 Other Events.

On July 23, 2007, the Company issued a press release announcing the July 19, 2007, closing of the aforementioned purchase.

The Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference

ITEM 9.01 Financial Statements and Exhibits.

(c) Exhibits

10.1 Assignment and Assumption Agreement between Timberline Resources Corporation and Butte Highlands Mining Company, dated July 19, 2007.

99.1 July 23, 2007 Press Release

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

By: /s/ John Swallow

Date: July 23, 2007

John Swallow
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the "Agreement") is entered into and effective as of July 19, 2007, by and between Butte Highlands Mining Company, a Delaware corporation ("Butte Highlands") and Timberline Resources Corporation, an Idaho corporation ("Timberline").

RECITALS:

A.   Butte Highlands and Timberline are parties to an asset purchase agreement dated effective as of May 17, 2007 (the "Asset Purchase Agreement"), pursuant to which Timberline agreed to: (1) purchase Butte Highlands' patented and unpatented mining claims, water rights, and other tangible real and personal property (which assets are referred to in the Asset Purchase Agreement as the "Tangible Assets"), and all of the papers and records in Butte Highlands' care, custody, or control relating to any of all of the Tangible Assets and the operation thereof, including but not limited to all accounting and financial records pertaining to such assets (which papers and records, together with the Tangible Assets, are referred to collectively in the Asset Purchase Agreement as the "Assets" and are set forth therein and herein in Exhibit A-1); and (2) assume and discharge, and indemnify and hold Butte Highlands harmless against, all debts, claims, liabilities and obligations under any leases or other agreements relating directly to the Assets.

B.   Butte Highlands and Timberline are entering into this Agreement to evidence the transfer and assignment of the Assets from Butte Highlands to Timberline, consisting with the terms of the Asset Purchase Agreement.

AGREEMENT:

NOW, THEREFORE, it is hereby agreed as follows:

1.   Upon the terms and conditions of this Agreement, Butte Highlands hereby assigns to Timberline all of Butte Highlands' right, title and interest in and to the Assets, and Timberline hereby accepts such assignment and agrees to perform, pay or otherwise discharge all of Butte Highlands' obligations relating to the Assets.

2.   At the request of Timberline, Butte Highlands shall execute and deliver such other and further instruments of transfer and conveyance, if any, as may be necessary or expedient to consummate the transfer of the Assets to Timberline and otherwise carry out the purposes and intent of this Agreement and the Asset Purchase Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BUYER: Timberline Resources Corporation,
            an Idaho corporation

By:  _____
          John Swallow, its Chief Executive Officer

SELLER: Butte Highlands Mining Company,
            a Delaware corporation

By:  _____
          Paul Hatfield, its President

ASSIGNMENT AND ASSUMPTION AGREEMENT - 2

Exhibit A-1 to Assignment and Assumption Agreement

A. Mining Claims (All located in Silver Bow County, Montana)

1. Unpatented Mining Claims:

Name	*MT MMC Serial No.*	*Location*	*Roll*	*Card*
B.H.C #1	12114	Tn 1N R 7W, Sec. 31	265	299
B.H.C #2	12114	Tn 1N R 7W, Sec. 31	265	300
B.H.C #3	12114	Tn 1N R 7W, Sec. 31	265	301
B.H.C #4	12114	Tn 1N R 7W, Sec. 31	265	302
B.H.C #5	12114	Tn 1N R 7W, Sec. 31	265	303
B.H.C #6	12114	Tn 1N R 7W, Sec. 31	265	304
B.H.C #7	12114	Tn 1N R 7W, Sec. 31	265	305
B.H.C #8	12114	Tn 1N R 7W, Sec. 31	265	306

2. Patented Mining Claims:

Name	*Mineral Survey No.*	*Location*	*Rights*
Only Chance	11	Tn 1N R7W, Sec. 32	Surface and Mineral
J.B. Thompson	387	Tn 1N R7W, Sec. 31	Surface and Mineral
Purchance	10719	Tn 1N R7W, Sec. 32	Surface and Mineral
Main Ripple	10742	Tn 1N R7W, Sec. 31	Surface and Mineral
Red Mountain	10719	Tn 1N R7W, Sec. 32	Surface and Mineral
Murphy	4025	Tn 1N R7W, Sec. 31	Surface and Mineral
Island	10713	Tn 1N R7W, Sec. 32	Mineral Only
Main Chance	10719	Tn 1N R7W, Sec. 32	Mineral Only

B.   Water Rights

All of the water rights associated with the following permits issued by the State of Montana: 41D 195449 00, 41G 195448 00, 41G 195447 00, and 76G 195450 00.

C.   Other Tangible Assets

All papers, documents and instruments in Seller's possession, custody or control relating or pertaining to the Tangible Assets, including but not limited to: the mining claims specified in A, above, and proof of assessment work relating to such claims; and the water rights specified in B, above.

EXHIBIT 99.1   **July 23, 2007 Press Release**

PRESS RELEASE



Timberline Executes Purchase of Butte Highlands Gold Project

- Nearly 100,000 Feet of Past Drilling within District Has Defined Substantial Historic Resources.

- Best Gold Drill Intercepts of 49.8 Ft of 0.651 Oz/Ton, 31.0 Ft of 1.060 Oz/Ton, 11.5 Ft of 1.996 Oz/Ton.

- Exploration Focus on Deposit Validation & Expansion, Evaluation of Near-Term Production Potential.

July 23, 2007 – Coeur d'Alene – Timberline Resources Corporation ("Timberline") (OTCBB:TBLC) today announced that it has closed on its purchase of the advanced-stage Butte Highlands Gold Project. The project is located 15 miles south of Butte in southwestern Montana within a favorable geologic domain that has hosted several multi-million ounce gold deposits including Butte, Golden Sunlight, Montana Tunnels, and Virginia City.

Gold mineralization at Butte Highlands is hosted primarily in lower Paleozoic Wolsey shale with higher-grade mineralization occurring within the sediments proximal to diorite sills and dikes. Between 1988 and 1996, prior operators Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals demonstrated the presence of a wide and continuous mineralized zone by drilling 46 core holes (36,835 feet) and 132 reverse-circulation holes (61,338 feet) within the district. The vast majority of this drilling was conducted in the Nevin Hill area which is included in the Timberline property. Best gold intercepts achieved at Butte Highlands include 49.8 feet of 0.651 ounces per ton (oz/t) and 11.5 feet of 1.996 oz/t from surface and 31.0 feet of 1.060 oz/t from underground.

In 1997, Orvana Minerals used recent and historic drilling data to estimate a mineral resource in the Nevin Hill area consisting of 583,253 tons grading 0.335 oz/t gold in the "measured and indicated" category and 1,259,263 tons grading 0.268 oz/t in the "inferred" category. Orvana also estimated the existence of a "potential" resource of equal magnitude along-strike and down-dip, and stated a belief that other areas of the property beyond the known occurrences also had the potential to host substantial gold mineralization. (The Orvana resource estimates pre-date NI 43-101 standards and are provided for historical context only.)

The 1997 Orvana report also provided a preliminary technical review of feasibility issues, identifying no fatal flaws to mine development. The report noted that suitable sites for a mill and tailings pond are present on the property, custom milling at existing nearby facilities was feasible, and access to the deposit could be achieved with a decline from either of two existing portals.

Timberline V-P of Exploration Paul Dircksen stated, "As announced previously, we believe that there is excellent potential to increase the historic resource estimates at Butte Highlands, both along strike and down-dip, as well as a realistic opportunity for near-term production. We are particularly encouraged by the development progress at the nearby and geologically-similar Golden Dreams project, for which there is considerable local support."

Since signing the Purchase Agreement for Butte Highlands in May, Timberline has expanded its land position to cover additional drill targets and has retained Klepfer Mining Services to perform the environmental and permitting services necessary to advance the project.

The following table includes highlights from past surface drilling programs conducted between 1988 and 1996, which Orvana used to calculate their resource estimates at Butte Highlands.

Historic Drilling Highlights (from Surface)

Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
DDH 88-3	745.0	756.0	11.0	0.110
	1,070.0	1,085.0	15.0	0.206
DDH 89-1	1,177.2	1,227.0	49.8	0.651
PD 89-1	1,351.0	1,366.0	15.0	0.340
PD 89-2	1,396.0	1,412.0	16.0	0.135
BH 93-1	885.0	895.0	10.0	0.138
	925.0	935.0	10.0	0.319
BH 93-8	1,189.0	1,200.0	11.0	0.131
BH 93-11	758.5	770.0	11.5	0.351
	825.0	845.0	20.0	0.114
	964.0	978.0	14.0	0.776
BH 93-12	762.5	786.0	23.5	0.548
BH 94-2	1,240.0	1,270.0	30.0	0.214
BH 94-3	1,129.3	1,141.0	11.7	0.255
	1,163.4	1,181.0	17.6	0.142
	1,312.0	1,325.5	13.5	0.492
	1,425.0	1,437.0	12.0	0.276
BH 94-16	1,335.5	1,347.0	11.5	0.165
BH 94-17	1,295.5	1,323.0	27.5	0.268
BH 95-5	1,429.0	1,457.5	28.5	0.338
	1,512.5	1,522.5	10.0	0.129
BH 96-1	697.0	722.3	25.3	0.153
	754.0	779.5	25.5	0.158
BH 96-5	837.0	849.0	12.0	0.678
	902.0	916.0	14.0	0.114
	932.5	944.0	11.5	1.996
BH 96-6	1,258.0	1,270.0	12.0	0.142
	1,320.0	1,333.0	13.0	0.165
BH 96-8	1,222.0	1,233.0	11.0	0.234
	1,287.0	1,307.0	20.0	0.212
BH 96-9	993.0	1,012.0	19.0	0.133

The following table includes highlights from past underground drilling programs conducted in the early-1940s, which Orvana also used to calculate their mineralization estimates at Butte Highlands.

Historic Drilling Highlights (from Underground)

Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
BH 40-23	147.0	157.0	10.0*	0.102
	205.0	226.0	21.0	0.230
BH 40-24	142.0	173.0	31.0	1.060
BH 40-34	182.0	192.0	10.0*	0.106
BH 40-35	329.5	339.5	10.0*	0.132
BH 40-41	162.0	181.0	19.0	0.280
BH 40-42	224.0	236.0	12.0	0.180
BH 40-43	237.0	249.0	12.0	1.140
BH 40-46	278.0	288.0	10.0*	0.124
	307.0	317.0	10.0*	0.558
	330.0	340.0	10.0*	0.160
BH 40-47	236.0	262.0	26.0	0.260
BH 40-48	197.0	207.0	10.0*	0.174
BH 40-49	234.0	244.0	10.0*	0.106

* averaged with 0.025 oz/t dilution to reach 10-foot thickness

Timberline purchased the Butte Highlands property, including 100-percent ownership of mineral rights, from Butte Highlands Mining Company for $405,000 cash and 108,000 shares of Timberline common stock.

This press release has been reviewed and approved by Paul Dircksen, a Qualified Person as defined by NI 43-101.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with "blue sky" upside from its mineral exploration division. Timberline common stock is quoted on the OTC Bulletin Board under the symbol "TBLC."

Contact Information:
John Swallow, Chairman & CEO
Phone: (208) 664-4859
www.timberline-resources.com